Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

31 January 2019

Vedanta Limited

Consolidated Results for the Third Quarter

ended 31 December 2018

Q3 PAT up 39% q-o-q to ₹ 1,574 crore

Q3 EBITDA up 13% q-o-q to ₹ 5,953 crore

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Third quarter (“Q3”) ended 31 December 2018.

Financial Highlights

•	Continued strong financial performance

•	Revenues of ₹ 23,669 crore, up 4 % q-o-q

•	EBITDA of ₹ 5,953 crore, up 13% q-o-q

•	EBITDA margin[1] of 29%

•	PAT up 39% q-o-q to ₹ 1,574 crore.

•	Strong Balance Sheet

•	Net Debt at ₹ 39,531 crores in Q3 FY2019

•	Strong financial position with total cash & liquid investments of ₹ 30,530 crore

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Operational Highlights

•	Zinc India:

•	Zinc-Lead MIC at 247kt, up 6 % q-o-q, underground production up 38% y-o-y

•	Record silver and lead production

•	Zinc International: First shipment made from Gamsberg in Dec 2018

•	Aluminium:

•	Record quarterly Alumina production of 404 kt ,up 16% q-o-q

•	Captive Alumina COP at $ 308/t, lower 14 % q-o-q.

•	Oil & Gas: Average gross daily production at 187kboepd; Growth projects on track

•	Steel: Exit monthly run rate of 1.5 mtpa

•	Copper : Supreme Court passed an order to uphold NGT’s order & reopen Tuticorin smelter

1.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Srinivasan Venkatakrishnan, Chief Executive Officer, Vedanta, said “We are pleased with the strong operational and financial results for the third quarter. We achieved record Zinc and Lead MIC volumes and silver production at Hindustan Zinc, and had the highest ever Alumina production. We saw structural reductions in Aluminium costs with increasing raw material linkages. The steel business achieved strong margins and recent developments in our copper business are directionally positive. Our profitability and gearing metrics were strong. As compared to the second quarter of this year, EBITDA rose 13% and Net Profit attributable rose by 39%. Our growth projects and ramp-up plans are all on track, to set the next quarter as a base for a strong next year.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹. crore, except as stated)

FY 2018	Particulars (In Rs. Crore, except as stated)	Q3		% Change	Q2	% Change	9m	9m
		FY 2019	FY 2018		FY 2019		FY 2019	FY 2018
92,923	Net Sales/Income from operations	23,669	24,361	(3%)	22,705	4%	68,580	65,293
24,900	EBITDA	5,953	6,677	(11%)	5,281	13%	17,682	17,133
35%	EBITDA Margin[1]	29%	35%	(17%)	26%	10%	30%	35%
5,112	Finance cost	1,358	1,125	21%	1,478	(8%)	4,288	3,907
3,205	Investment Income	1,043	481	—	588	—	2,019	2,288
(38)	Exchange gain/ (loss)	47	(2)	—	(162)		(343)	35
22,955	Profit before Depreciation and Taxes	5,685	6,031	(6%)	4,229	34%	15,070	15,549
6,283	Depreciation & Amortization	2,207	1,645	34%	1,931	14%	5,934	4,600
16,672	Profit before Exceptional items	3,478	4,386	(21%)	2,298	51%	9,136	10,949
(2,897)	Exceptional Items (Credit)/Expense [2]	—	158	—	(320)	—	(320)	(28)
5,339	Tax	1,146	1,397	(18%)	606	89%	2,864	2,936
(1,536)	Dividend Distribution Tax (DDT)	—	—		—		—	—
2,074	Tax on Exceptional items	—	(38)	—	112	—	112	24
13,692	Profit After Taxes	2,332	2,869	(19%)	1,900	23%	6,480	8,017
12,869	Profit After Taxes before Exceptional Items	2,332	2,989	(22%)	1,692	38%	6,272	8,013
11,333	Profit After Taxes before Exceptional Items & DDT	2,332	2,989	(22%)	1,692	38%	6,272	8,013
3,350	Minority Interest	758	875	(13%)	557	36%	2,030	2,477
10,342	Attributable PAT after exceptional items	1,574	1,994	(21%)	1,343	17%	4,450	5,540
9,561	Attributable PAT before exceptional items	1,574	2,114	(26%)	1,135	39%	4,242	5,605
8,025	Attributable PAT before exceptional items & DDT	1,574	2,114	(26%)	1,135	39%	4,242	5,605
28.30	Basic Earnings per Share (Rs./share)	4.25	5.38	(21%)	3.62	17%	12.01	14.93
26.17	Basic EPS before Exceptional items	4.25	5.70	(25%)	3.06	39%	11.44	15.11
21.96	Basic EPS before Exceptional items & DDT	4.25	5.70	(25%)	3.06	39%	11.44	15.11
64.45	Exchange rate (Rs./$) – Average	72.11	64.74	11%	70.03	3%	69.68	64.49
65.04	Exchange rate (Rs./$) – Closing	69.79	63.93	9%	72.55	(4%)	69.79	63.93

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Revenues

Revenue was higher 4% sequentially primarily on account of higher volume at Zinc India & Aluminium business and currency depreciation though was partially offset by lower commodity prices.

Revenue was lower 3% on a y-o-y basis mainly on account of shutdown of copper smelter at Tuticorin and lower commodity prices, partially offset by currency depreciation and higher volumes at Electrosteel and Aluminium business.

EBITDA and EBITDA Margins

On a sequential basis, EBITDA at ₹ 5,953 crore was 13% higher mainly on account of higher volume at Zinc India and Electrosteel, supported by currency depreciation and write back of liability pursuant to settlement agreement with a contractor at Balco. This was partially offset by lower commodity prices.

On a y-o-y basis, EBITDA was 11% lower mainly on account of lower commodity prices, input commodity inflation and shutdown of copper smelter at Tuticorin partially offset by currency depreciation and write back of liability pursuant to settlement agreement with a contractor at Balco.

EBITDA margin improved q-o-q to 29% from 26% in Q2 FY2019.

Depreciation & Amortization

Depreciation at ₹ 2,207 crores was higher by ₹ 276 crores q-o-q, mainly on account of higher charge due to higher ore production at Zinc India and Zinc International and due to capitalisation of projects at Oil & Gas and Aluminium business.

Depreciation was higher by ₹ 562 crores y-o-y, mainly on account of higher charge due to higher ore production at Zinc India and Zinc International, due to capitalisation of projects at Oil & Gas and Aluminium business and due to acquisition of new businesses.

Finance Cost and Investment Income

Finance cost during the quarter was ₹ 1,358 crore, lower by ₹ 120 crore q-o-q mainly due to higher interest capitalisation during the quarter partially offset by interest cost on account of temporary borrowings at Zinc India.

Finance cost was higher by ₹ 233 crore y-o-y mainly due to higher gross borrowings, increase in interest rates in line with the market partially offset by higher capitalisation during the period.

Investment income for Q3 was at ₹ 1,043 crore, higher by ₹ 455 crores q-o-q and higher by ₹ 562 crores y-o-y, primarily due to mark-to-market gain on investments during the current quarter. This also includes mark to market gains on a treasury investment made by its overseas subsidiary through a purchase of economic interest in a structured investment in Anglo American Plc from its ultimate parent, Volcan Investments Limited.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Exceptional Items

There is no exceptional items during the quarter.

Q2 FY2019 exceptional items was a credit of ₹ 320 crores, relating to reversal of previously recorded impairment at our Oil and Gas business and reversal of charge relating to arbitration of a historical vendor claim pursuant to Supreme Court Order in Aluminium business.

Q3 FY2018 exceptional items comprises a one-time charge of ₹ 158 crores relating to arbitration of a historical vendor claim in the aluminium business and acquisition related cost to ASI.

Taxes

Tax expense (before Exceptional items and DDT) was at ₹ 1,146 crore during the quarter, resulting in tax rate of 33%.

The tax rate for the year is expected to be around 30%as per earlier guidance.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items and DDT for the quarter was at ₹ 1,574 crore.

EPS for the quarter before exceptional items was at ₹ 4.25 per share.

Balance Sheet

Our financial position remains strong with cash and liquid investments of ₹ 30,530 crore. The Company follows a Board approved investment policy and invests in high quality debt instruments with mutual funds, bonds and fixed deposits with banks. The portfolio is rated by CRISIL which has assigned a rating of “Tier I” (meaning Highest Safety) to our portfolio. Further, the Company has undrawn fund based committed facilities of ~₹ 6,700 crore as on December 31, 2018.

As on 31 December 2018, net debt was at ₹ 39,531 crore, higher q-o-q mainly on account of dividend payments.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Corporate

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Vedanta Limited has been ranked as “A Corporate Disclosure Champion” in the Disclosure Index Ratings 2018 for Indian corporates by FTI Consulting.

•	Cairn Oil & Gas’s Raageshwari Gas Terminal (RGT) has won ‘Sword of Honour’ from British Safety Council for excellence in HSE management.

•

Hindustan Zinc received CII-ITC Sustainability Awards 2018 for Corporate Excellence – Outstanding Accomplishment Award, Commendation for Significant Achievement in CSR and Excellence in Environment Management Award.

•

Vedanta Limited, Lanjigarh received the Kalinga Safety Award – 2018 in silver category at the 9th Odisha State Safety Conclave (OSSC) 2018 for excellence in safety practices in Alumina Production Industry.

•	Hindustan Zinc received ‘National Award for Excellence in Water Management 2018’ at the 4th Water Innovation Summit 2018 by CII – Triveni Water Institute.

•	Sesa Iron Ore received Qual Tech Award 2018 in the improvement category.

•	Hindustan Zinc received the ‘Non-Ferrous Best Performance Award 2018’ by Indian Institute of Metals, under the category of Non-Ferrous Large Integrated Manufacturing Plants

•	Sesa Iron ore received Logistics Leadership Awards 2018.

•	Balco received Gold Rating in Process Category at the 3rd CII National 5S Excellence Award held at New Delhi.

•	Cairn Oil & Gas was conferred with the MTM Corporate Star Award 2018 in the Best Meeting/Exhibition category.

•	Hindustan Zinc received India Sustainability Leadership Award 2018 in two categories-Sustainable Business of the Year Award & Sustainability Disclosure Leadership Award.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:30 PM (IST) on Thursday, 31 January 2019, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on Jan 31, 2019	India – 6:30 PM (IST)	Mumbai main access: +91 22 7115 8015 +91 22 6280 1114 Toll free numbers: 1800 120 1221 1800 266 1221
	Singapore – 9:00 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 9:00 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:00 PM (UK Time)	Toll free number 0 808 101 1573
	US – 08:00 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=79574&linkSecurityString=1aacad50

Replay of Conference Call (Jan 31, 2019 to Feb 7, 2019)		India +91 22 7194 5757 +91 22 6663 5757 Passcode: 63835#

For further information, please contact:

Communications Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Rashmi Mohanty Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in
Sneha Tulsyan Associate Manager – Investor Relations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 8

Unaudited Results for the Third Quarter ended 31 December 2018

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading diversified natural resource companies with business operations in India, South Africa, Namibia and Australia. Vedanta is a leading producer of Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Aluminium, Steel and Commercial Power.

Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India.

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 8